

Mail Stop 3720

February 21, 2017

Mr. Wei Wang
Chief Executive Officer
ChineseInvestors.com, Inc.
227 West Valley Boulevard
Suite 208A
San Gabriel, CA 91776

      Re: ChineseInvestors.com, Inc.
              Form 10-K for Fiscal Year Ended May 31, 2016
              Filed September 13, 2016
              File No. 000-54207

Dear Mr. Wang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Robert S. Littlepage, for

              Larry Spirgel
              Assistant Director
              AD Office 11 - Telecommunications